Mail Stop 4561

August 1, 2008

Alan Schoenbaum
Senior VP, General Counsel & Secretary
Rackspace Hosting, Inc.
5000 Walzem Road
San Antonio, TX 78218

Re: **Rackspace Hosting, Inc.**
             Amd. 3 to Registration Statement on Form S-1
             Filed July 22, 2008
             File No. 333-150469

Dear Mr. Schoenbaum:

      We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A

Principal and Selling Stockholders, page 144

1.   We note that your amended filing includes additional disclosure regarding your selling stockholders. However, we do not believe that your revised disclosure fully responds to comment 37 of our letter dated May 23, 2008. Please be sure that for each selling stockholder the prospectus discloses, at a minimum, when and from whom the stockholder received the shares it is selling in the offering.

2.   We note your disclosure in footnote 1 that two entities, Itasca VC Partners VIII, LLP and Genesis VC Partners IX, LLC, may be deemed to share voting or dispositive power over the shares held by the entities affiliated with Norwest Ventures Partners VIII, L.P. Please revise this disclosure to identify the natural persons that hold voting or dispositive power over the shares held by the entities affiliated with Norwest Ventures Partners VIII, L.P.

                  *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino at (202) 551-3456 or, in his absence, me at (202) 551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (512) 338-5499
        Brian K. Beard, Esq.
        Wilson Sonsini Goodrich & Rosati
        Telephone: (512) 338-5400